UNITED STATES
                        SECURITES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 13G

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)


                          SEVERN BANCORP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                           81811M100
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                                 (CUSIP Number)


                        December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X ] Rule 13d-1(d)

1.       Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only). Alan J. Hyatt

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
             -------------------------------------------------------------------
         (b)      X*
             -------------------------------------------------------------------
              * This Reporting Person is part of a "Central Group" as determined by the Office of Thrift Supervision but does not affirm the existence of such a group.

3.       SEC Use Only
                      ----------------------------------------------------------

4.       Citizenship or Place of Organization
         United States of America

                  5.       Sole Voting Power:                   33,000 1
                                              ----------------------------------
Number of
                  --------------------------------------------------------------
Shares            6.       Shared Voting Power:      972,588 2 3
                                                --------------------------------
Beneficially
                  --------------------------------------------------------------
Owned by          7.       Sole Dispositive Power:     33,000
                                                  ------------------------------
Each
                  --------------------------------------------------------------
Reporting         8.       Shared Dispositive Power: 972,5882 3
                                                     ---------------------------
Person With

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  619,995

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                  None

11.      Percent of Class Represented by Amount in Row (9)
                  15.0%

12.      Type of Reporting Person (See Instructions)
                  IN



--------

1    Alan J. Hyatt controls 9,000 shares as custodian for his children.
2    Alan J. Hyatt and Sharon Hyatt, his wife, jointly own 595,995 shares.
3 Alan J. Hyatt is co-trustee of Severn Savings Bank, FSB Employee Stock Ownership Plan which owns 376,593 shares or 9.9% of Issuer. Alan J. Hyatt along with Melvin E. Meekins, Jr., as co-trustee, share voting and dispositive power over these shares.

Item 1.           (a)      Severn Bancorp, Inc.
                  (b)      1919A West Street, Annapolis, Maryland  21401

Item 2.           (a)      Alan J. Hyatt
                  (b)      1919 West Street, Annapolis, Maryland  21401
                  (c)      Maryland
                  (d)      Common
                  (e)      81811M100

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                  Not Applicable

Item 4.  Ownership
                  (a)      619,995
                  (b)      15.0%
                  (c)      (i)        31,000
                           (ii)     972,588
                           (iii)      31,000
                           (iv)     972,588

Item 5.           Ownership of Five Percent or Less of a Class
                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.
                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding company or Control Person.
                  Not Applicable

Item 8.           Identification and Classification of Members of the Group
                  Not Applicable

Item 9.           Notice of Dissolution of Group
                  Not Applicable

Item 10.          Certification
                  Not Applicable

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 13, 2003
                                   -----------------------------
                                   Date

                                   /s/  ALAN J. HYATT
                                   -----------------------------
                                   Signature

                                   Alan J. Hyatt
                                   -----------------------------
                                   Name/Title